HAECO

Our Ref.: CSA/CPA12/24

1st April 2008

BY REGISTERED AIRMAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Hong Kong Aircraft Engineering Company Limited ("the Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose a copy of the Company's announcement which has been posted on the website of the Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and of the Company (www.haeco.com).

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Secretary

c.c. Ms. Kammy Yuen/Ms. Anna Jia, BONY-HK (w/o encls.) – Fax No. 2877 0863
Ms. Judy Kang, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

4/21

LW/cl
Encl.
P:\HAECO Group\HAECO - CPA12\CPA12 - 26 BONY

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

HAECO

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 44)

Announcement

Discloseable Transactions: Acquisition of Engine Overhaul Facility and entering into GE Branded Service Agreements

On 31st March 2008, HAECO and TAECO entered into the Acquisition Agreement with GE Pacific and General Electric Company, pursuant to which HAECO and TAECO have agreed to purchase 75.01% and 10% interests respectively in TEXL from GE Pacific for cash consideration of US$49.6 million and US$6.6 million respectively. On the same date, TEXL and GE entered into the GE Branded Service Agreements for TEXL to acquire from GE a GE branded service arrangement with the right to maintain GE90 engines for a period of 22 years for cash consideration of US$45 million and an annual licence fee of US$300,000. On completion of the Acquisition Agreement and GE Branded Service Agreements, TEXL will become a non-wholly owned subsidiary of HAECO and will be renamed Taikoo Engine Services (Xiamen) Limited.

The Transactions constitute discloseable transactions of the Company under the Listing Rules. A circular containing the information required under the Listing Rules will be dispatched to shareholders as soon as practicable.

Acquisition Agreement dated 31st March 2008

Parties:
(1) HAECO
(2) TAECO
(3) GE Pacific
(4) General Electric Company

GE Branded Service Agreements dated 31st March 2008

Parties:
(1) TEXL
(2) GE

As at 31st December 2007, the unaudited net asset value of TEXL under PRC accounting standards was US$27 million.

For the year ended 31st December 2006, the audited net losses before and after taxation and extraordinary items under PRC accounting standards of TEXL were US$2 million and US$2 million respectively.

For the year ended 31st December 2007, the unaudited net losses before and after taxation and extraordinary items under PRC accounting standards of TEXL were US$3 million and US$3 million respectively.

Reasons for, and benefits of, the Transaction

The Transactions will enable the Group to provide maintenance services for its customer airlines in respect of the full range of GE90 engines. The Directors consider that the terms of the Transactions are fair and reasonable and in the interests of the shareholders as a whole.

General

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, GE and GE Pacific and their ultimate beneficial owner are third parties independent of and not connected with HAECO or any of its connected persons.

As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transactions is more than 5% but less than 25%, the Transactions constitute discloseable transactions, and are therefore not subject to approval by the Company's shareholders under the Listing Rules.

A circular containing the information required under the Listing Rules in relation to the Transactions will be dispatched to shareholders as soon as practicable.

Directors

As at the date of this announcement, the Directors of the Company are:

Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, M. Hayman, M.M.S. Low, M.J.A. Sathianathan;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N. Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

"TEXL"	GE Engines Services (Xiamen) Company Limited, a non-wholly owned subsidiary of GE Pacific incorporated in the PRC with registered capital of US$33 million, whose principal activity is the provision of overhaul, maintenance and test services for aircraft engines.
"Transactions"	(1) The acquisition by HAECO and TAECO of 75.01% and 10% interests respectively in TEXL pursuant to the Acquisition Agreement; and (2) The acquisition by TEXL of a GE branded service arrangement with the right to maintain GE90 engines for a period of 22 years pursuant to the GE Branded Service Agreements.

By Order of the Board
Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary
Hong Kong, 31st March 2008

港機工程

香港飛機工程有限公司

(在香港註冊成立的有限公司)

(股票代號：44)

公告

須予披露交易：
購買發動機大修設施
及訂立通用電氣品牌服務協議

港機工程及廈門太古飛機工程與通用電氣太平洋及通用電氣公司於二零零八年三月三十一日訂立認購協議，根據該協議，港機工程及廈門太古飛機工程分別向通用電氣太平洋購買太古發動機的 75.01% 及 10% 權益，代價分別爲現金四千九百六十萬美元及六百六十萬美元。太古發動機及通用電氣於同日訂立通用電氣品牌服務協議，根據該等協議，太古發動機向通用電氣購買一項通用電氣品牌服務安排，取得爲期二十二年的維修通用電氣 90 系列發動機的權利，代價爲現金四千五百萬美元及每年特許費用三十萬美元。認購協議及通用電氣品牌服務協議完成後，太古發動機將成爲港機工程的非全資附屬公司，並將改名爲廈門太古發動機服務有限公司。

根據上市規則，交易構成公司的須予披露交易。載有上市規則規定所需資料的通函，將於切實可行範圍內盡快發送予各股東。

於二零零八年三月三十一日訂立的認購協議

協議各方：
(1) 港機工程
(2) 廈門太古飛機工程
(3) 通用電氣太平洋
(4) 通用電氣公司

於二零零八年三月三十一日訂立的通用電氣品牌服務協議

協議各方：
(1) 太古發動機
(2) 通用電氣

於二零零七年十二月三十一日，太古發動機按中國會計準則的未經審核資產淨值爲二千七百萬美元。

截至二零零六年十二月三十一日止年度，太古發動機按中國會計準則在扣除稅項及非經常性項目之前及之後的經審核虧損分別爲二百萬美元及二百萬美元。

截至二零零七年十二月三十一日止年度，太古發動機按中國會計準則在扣除稅項及非經常性項目之前及之後的未經審核虧損分別爲三百萬美元及三百萬美元。

交易的理由及好處

交易將使集團能夠爲其客戶航空公司提供全系列的通用電氣 90 發動機維修服務。董事局認爲交易的條款乃屬公平合理，且符合整體股東的利益。

一般資料

公司謹此確認，據各董事所知及所信，並經過所有合理查詢，通用電氣及通用電氣太平洋及它們的最終實益擁有人均爲港機工程及其任何關連人士以外的獨立第三方。

由於根據上市規則第 14.07 條，交易的有關百分比率超逾 5% 但少於 25%，交易構成須予披露交易，因此根據上市規則毋須經公司股東批准。

載有上市規則規定交易所需資料的通函，將於切實可行範圍內盡快發送予各股東。

董事

於本公告所載日期，公司的在任董事如下：

常務董事：白紀圖（主席）、陳炳傑、彭勵志、馬海文、劉美璇、沙舒雅；
非常務董事：郭鵬、簡柏基、何祖英、容漢新、湯彥麟、米高嘉道理爵士（唐子樑的代董事）；及
獨立非常務董事：羅安達、李德信、林光宇、梁國權及唐子樑。

釋義

「**認購協議**」	港機工程、廈門太古飛機工程、通用電氣太平洋及通用電氣公司於二零零八年三月三十一日訂立的轉讓協議，根據該協議，港機工程及廈門太古飛機工

機大修、維修及檢測服務。

「交易」

(1) 港機工程及廈門太古飛機工程按認購協議分別購買太古發動機的 75.01% 及 10% 權益；及

(2) 太古發動機按通用電氣品牌服務協議購買一項通用電氣品牌服務安排，取得爲期二十二年的維修通用電氣 90 系列發動機的權利。

承董事局命
香港飛機工程有限公司
公司秘書
傅溢鴻

香港，二零零八年三月三十一日

END